December 6, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kairous Acquisition Corp. Limited
Registration Statement on Form S-1, as amended
File No. 333-259031

VIA EDGAR

Ladies and Gentlemen:

On December 6, 2021, we, as the representative of the underwriters, filed a letter with the U.S. Securities and Exchange Commission via EDGAR requesting, pursuant to Rule 461 under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-referenced Registration Statement so that it may be declared effective on December 8, 2021, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable. We are no longer requesting that such Registration Statement be declared effective at this specific date and time and we hereby formally withdraw such request for acceleration.

Very truly yours,

MAXIM GROUP LLC

By:	/s/ Clifford Teller
Name:	Clifford Teller
Title:	Executive Managing Director
Head of Investment Banking